SEC
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17009962

MAR C [illegible]

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414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AX Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 45th St., 19th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Callahan (917) 262-0388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AX Trading, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/24/17

TARAH COLANDRO NOTARY PUBLIC CONNECTICUT MY COMMISSION EXPIRES AUGUST 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CIK: 0001497516

Name Associated with CIK: AX TRADING, LLC

Current Company Mailing Address: 6 EAST 45TH STREET, 19TH FLOOR, NEW YORK, NY 10017

Contact Person: ______________________

Contact Telephone Number: ______________________

Signature of Authorized Person: ______________________

Notary Signature & Seal to be Placed Here: ______________________

Printed Name of Signature: ______________________

Title of Person Signing: ______________________

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AX TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2016

AX TRADING, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have audited the accompanying financial statements of AX Trading, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. AX Trading, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AX Trading, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statement have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company incurred substantial losses in 2016 and prior years, has been unable to generate significant revenues, and has been reliant upon capital contributions from its Parent, which also has limited resources, to pay its expenses.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of AX Trading, LLC financial statements. The information is the responsibility of AX Trading, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 2, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

AX TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	6,245
Clearing Deposit		74,149
Receivable from other broker/dealers		1,158
Property and equipment, less accumulated depreciation of $571,104		93
Total Assets	$	81,645

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent	$	4,031
Due to Officer		4,454
Other liabilities		1,730
Due to Clearing Firm		16,529
Total Liabilities		26,744
MEMBER'S EQUITY	$	54,901
Total Liabilities and Member's Equity	$	81,645

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Commission Income	$	5,300
Other Income		5
Total revenues	$	5,305
Operating Expenses		
Professional fees		49,290
Technology and communications		746,062
Depreciation		16,568
Salaries and Other Payroll Expenses		459,454
Fees Paid to Clearing Broker		58,418
Regulatory Fees		8,931
Travel and Entertainment		16,168
Rent Expense		132,485
Other Operating Expenses		41,326
Total Operating Expenses		1,528,702
Net loss	$	(1,523,397)

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

		Total
Balance, December 31, 2015	$	158,298
Capital contributions from parent - forgiveness of debt arising from expenses paid by Parent		1,420,000
Net loss		(1,523,397)
Balance, December 31, 2016	$	54,901

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities		
Net Loss	$	(1,523,397)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation		16,568
Expenses paid by Parent		1,420,000
Changes in Operating Assets and Liabilities:		
(Increase)/Decrease in:		
Changes in accounts receivable		(1,158)
Changes in COR clearing deposit		25,851
Changes in receivable from clearing broker		21,004
Changes in receivable from former Parent		20,297
Changes in due to parent		(70,600)
Changes in prepaid expenses		476
Net cash used by operating activities		(90,959)
Net decrease in cash		(90,959)
Cash at beginning of year		97,204
Cash at end of year	$	6,245

SUPPLEMENTAL CASH FLOW INFORMATION

Expenses paid by parent, contributed as capital	$1,420,000

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business
AX Trading, LLC (the "Company") was a wholly owned subsidiary of AX Trading Group, LLC (the "Former Parent") until November 6, 2015 at which date it was acquired by AX Trading Group, Inc. ("Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in May 2010. In June 2011, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts primarily as a trading exchange where professional traders can connect and trade with one another to help find liquidity.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Accounts Receivable
The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. No valuation allowance was considered necessary at December 31, 2016.

Property and Equipment

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. The Company depreciates computer equipment over three years and furniture and fixtures over five years.

Revenue Recognition

Commission revenues, as well as related brokerage and clearing costs are recognized on a trade-date basis.

Income Taxes

At December 31, 2016, the Company is a proprietorship that is wholly owned by a corporation (the "Parent") for income tax reporting purposes. Therefore, the Parent will report the entire taxable income or loss on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash, receivables from broker-dealers, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - PAYABLE TO AND DEPOSIT WITH CLEARING BROKERS

The Company clears its transactions through COR Clearing, LLC and has a deposit of $74,149 that is held at COR. The Company has a payable to COR as of December 31, 2016, of $16,529 arising from clearing costs in excess of commissions earned. Minimum monthly clearing charges increase to $10,000 during 2017. In addition, the Company is required to maintain $50,000 excess net capital at all times.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consisted of the following:

Computer & Office Equipment	$	165,490
Software		405,706
Total Cost		571,196
Less Accumulated Depreciation		571,103

Fixed Assets, Net	93

Depreciation expense was $16,568 for the year ended December 31, 2016.

NOTE 5 - CONCENTRATIONS

The Company has been funded by its Parent in 2016. The Parent made capital contributions during 2016 of $1,420,000 in the form of forgiveness of a payable to the Parent.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Legal Matters
From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2016, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $53,747, which was in excess of its requirement of $5,000 by $48,747. The ratio of aggregate indebtedness to net capital was .50 to 1.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of approximately $1,490,600 during the year ended December 31, 2016 to the Company. The liability to the Parent at December 31, 2016 arose from this agreement.

NOTE 9 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

NOTE 10 – GOING CONCERN

The Company has had significant losses from operations since inception and has relied on its Parent to pay its expenses. The Company's failure to generate significant revenues raises doubt about the Company continuing as a going concern. Management continues to search for strategies to generate significant revenue for the Company and expects the Company to continue as a going concern. The accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

AX TRADING, LLC

SUPPLEMENTARY SCHEDULES

AX TRADING, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

MEMBER'S EQUITY	$54,901
LESS NON-ALLOWABLE ASSETS	$(1,154)
NET CAPITAL BEFORE HAIRCUTS	53,747
LESS HAIRCUTS	$0
NET CAPITAL	$53,747
REQUIRED NET CAPITAL	$5,000
EXCESS NET CAPITAL	$48,747
AGGREGATE INDEBTEDNESS	$26,744
AGGREGATE INDEBTEDNESS TO NET CAPITAL	50%

Reconciliation with AX Trading, LLC computation included in Part II of Form X-17A-5 as of December 31, 2016

Net capital included in Part IIA of Form X-17A-5	$53,747
Net capital as computed above	$53,747

AX TRADING, LLC
SCHEDULE II
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

AX TRADING, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) AX Trading, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AX Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) AX Trading, LLC stated that AX Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AX Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AX Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Trading Network

AX Trading Group, Inc.
6 East 19th Street, 19th Floor
New York, NY 10017
Tel 917-262-0388
Axtrading.com

March 1, 2017

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. AX Trading, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2016 to December 31, 2016.

2. AX Trading, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2016 to December 31, 2016 without exception.

Kevin Callahan, President